ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103

Re: EARLY WARNING REPORTING SYSTEM

Alternative Reporter:	Sentry Select Capital Corp.
Suite 2850
130 King Street West
Toronto, Ontario M5X 1A4

Reporting Issuer:	Yukon-Nevada Gold Corp.

Report Period:	October 31, 2007

Report of Share Acquisitions:

Sentry Select Capital Corp. reports that, as result of recent purchases, one or more of its mutual funds or other managed client accounts held in the aggregate 19,624,367 shares of the Reporting Issuer at the end of the month of October 2007, representing, based on Sentry Select Capital Corp.’s understanding, approximately 11.12% of the total shares outstanding.

Purpose of Acquisition:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired shares, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional shares, dispose of some or all of the existing shares or additional shares or may continue to hold the shares.

General Nature and Material Terms of Any Agreement with Reporting Issuer:

Sentry Select Capital Corp. has not entered into any acquisition agreements with Yukon-Nevada Gold Corp., or any other entity in respect to the shares of Yukon-Nevada Gold Corp.

Joint Actors:

Except with respect to its investment management relationship with its clients, Sentry Select Capital Corp. is not a joint actor with anyone else in connection with this report.

Reliance Upon Exemption:

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 62-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a)	make a formal take-over bid for any securities of the Reporting Issuer; or

(b)

propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.’s mutual funds or other managed client accounts controlling the issuer, alone or with others.

Contact Person:

For further information:

Ryan Caughey
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850, 130 King St. W.
Toronto, Ontario M5X 1A4

Telephone: 416-861-8729

Date and Signature:

This report is dated November 9, 2007 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

“Ryan Caughey”
_____________________________________
Ryan Caughey, Corporate Secretary